UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*


                           CROCKER REALTY TRUST, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   226826 10 5
                                 (CUSIP Number)


                                            With A Copy To:
 HIGHWOODS PROPERTIES, INC.                 SMITH HELMS MULLISS & MOORE, L.L.P.
 3100 Smoketree Court, Suite 600            2800 Two Hannover Square
 Raleigh, North Carolina 27604              Raleigh, North Carolina 27601
 Attention: Ronald P. Gibson                Attention: Brad S. Markoff
 Tel: (919) 872-4924                        Tel: (919) 755-8731
 Fax: (919) 876-2448                        Fax: (919) 755-8800

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                September 6, 1996

             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Check the following box if a fee is being paid with the statement [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of 4 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATE:    October 1, 1996




                                          HIGHWOODS PROPERTIES, INC.


                                          By:      /s/ RONALD P. GIBSON
                                                   Ronald P. Gibson, President